

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 6, 2007

via U.S. mail and facsimile

Mr. Alex Trevino, Jr.
Chief Executive Officer
ACR Group, Inc.
3200 Wilcrest Drive, Suite 440
Houston, TX 77042

> **RE: ACR Group, Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2006**
> **Filed May 30, 2006**
> **File No. 001-32841**

Dear Mr. Trevino:

We have reviewed your filing and have the following comment. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

1. In future filings, please expand MD&A to provide a more detailed discussion of significant fluctuations in results of operations from period to period. For example, please ensure your discussion includes the following:
   - A discussion of fluctuations in your sales dollars year over year, including a quantification of the impact of the material reasons (e.g. the termination of the rights to distribute Goodman products, robust regional economies in Florida and Nevada, weather conditions in Texas, etc.)

- We note your disclosure on page 4 that you have focused on building the company through both acquisitions and organic growth. In your discussion of sales fluctuations, to the extent material, please separately identify the sales fluctuations that result from acquisitions, new branch openings, and same-store sales growth.
- A discussion of SG&A costs that explains the reasons for fluctuations from a dollar perspective.

In your next Form 10-K, please consider providing a separate discussion for the results of operations for the year ended February 28, 2007, compared to the year ended February 28, 2006, and also a separate discussion to compare the year ended February 28, 2006, to the year ended February 28, 2005. Refer to Instructions to Paragraph 303(a) of Regulation S-K. In addition, consider the guidance contained in Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

* * * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your response to our comment and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Alex Trevino, Jr.
ACR Group, Inc.
February 6, 2007
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

    If you have any questions regarding this comment, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3355.

                    Sincerely,

                    Terence O'Brien
                    Accounting Branch Chief